Exhibit 28.1

                                                FOR IMMEDIATE RELEASE
                                                JANUARY 29, 1998
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT:  DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
              ANNOUNCES CASH DIVIDENDS AND FOURTH QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), parent corporation of First Federal Savings Bank, has announced that the Corporation will pay a cash dividend for the quarter ended December 31, 1997. This will be the tenth consecutive quarterly cash dividend the Corporation has paid. The cash dividend of $0.085 will be payable on February 26, 1998 to shareholders of record on February 12, 1998. All earnings per share are reported under FASB's 128 basic earnings per share basis. NEIB also announced today net income of $591,209 ($0.37 per share) for the Company's fourth quarter ended December 31, 1997, compared to net income of $482,000 ($0.28 per share) for the fourth quarter ended December 31, 1996. The current three months earnings represents an annualized return on average assets (ROA) of 1.20% and a return on average equity (ROE) of 8.65%.

Net income for the year ended December 31, 1997 was $2.19 million ($1.35 per share) compared with net income of $1.57 million ($0.84 per share) for the same period in 1996 a 60.7% increase in earnings per share. For the year ended December 1997, NEIB's earnings represent an annualized ROA of 1.20% and a ROE of 8.18% using average assets and equity, respectively.

Stephen E. Zahn, President, Chief Executive Officer, attributes the $625,439 increase in net income for the year ended December 1997 compared to the year ended December 1996 to higher net interest income of $6.37 million compared to $5.57 million in 1996. This increase in net interest income is the result of higher average net interest earning assets and higher average spreads. This increase is complimented by decreased noninterest expenses, reduced to $3.09 million in 1997 compared to $3.21 million in 1996. The 1996 expense included the additional FDIC assessment for the one time recapitalization of the SAIF fund of $453,000 taken in September 1996 which reduced net income for the year ended December 31, 1996 by approximately $274,000, net of tax ($0.14 per share).

The Corporation showed $199.4 million in assets at December 31, 1997 which is a 17.6% growth compared to the December 31, 1996 total of $169.5 million. The majority of this asset growth was in net loans receivable which increased to $174.5 million at December 31, 1997 compared to $146.9 million at December 31, 1996 a 18.8% growth.

The book value of NEIB's stock is $15.76 per share as of December 31, 1997 compared to $14.65 per share as of December 31, 1996. The last reported trade of the stock was at $22.13 per share on December 31, 1997. NEIB continues to focus on improvement in shareholder value. During the year the Company announced it's fourth stock repurchase program to buy outstanding shares of stock. The stock when purchased becomes treasury shares and can be used for general corporate purposes, including the issuance of shares in connection with grants and awards under the Company's stock benefit plans. The Company as of December 31, 1997 had repurchased 31,000 shares of the 176,273 shares to be repurchased in the currently approved repurchase program. The Company has a total of 449,798 shares in treasury stock and 1,732,327 shares outstanding at the end of period December 31, 1997. Total shareholder's equity at December 31, 1997 is $27.3 million compared to $26.5 million at December 31, 1996. This increase is predominantly due to 1997 net income of $2.19 million less the repurchase of treasury shares which amounted to approximately $1.33 million.

The Company has purchased additional shares as treasury stock in January 1998 to further reduce our end of period outstanding shares to 1,716,327 as of today. Over the past three months, the shares traded between $18.25 and $22.75 per share. The Company's stock closed at $21.00 as of January 28, 1998.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company's traded on the Nasdaq National Market under the symbol "NEIB'.